December 20, 2007

Mr. David R. Humphrey
Branch Chief
Securities and Exchange Commission
CF/AD 5
100 F Street, NE
Washington, D.C. 20549-3561

Re: Gannett Co., Inc.
Form 10-K for the year ended December 31, 2006
File No. 001-06961

Dear Mr. Humphrey,

This letter is in response to your letter dated December 6, 2007. We have set out below your comment on our Form 10-K filing and our corresponding response.

SEC Comment:

Form 10-K for the Year Ended December 31, 2006

Item 8-Financial Statements and Supplementary Data

Consolidated Statements of Income, page 36

We note that you include your share of the operating results of your newspaper publishing and newsprint production partnerships, which are accounted for under the equity method, in "All other" operating revenues. In this regard, it is not clear how your presentation complies with Rule 5-03(13) of Regulation S-X. Further, while it appears that you are complying with EITF 00-1 by displaying your share of the earnings of these partnerships as a single amount in your consolidated statements of income, we believe that your presentation of equity in earnings within revenues is not justified by your specific circumstances and is not consistent with the predominant practice in your industry. Please revise, as appropriate.

Company Response:

The Company has reported certain income from equity method investees (equity income) within the operating section of its Statements of Income. To assist the staff in its evaluation of this approach, background on these investments is presented below.

Background and Materiality

Our newspaper publishing partnerships include joint operating arrangements and newspaper partnerships, both of which are discussed below. Our newsprint production partnership consists of a 13.5% interest in one newsprint company.

Joint Operating Arrangements

Beginning in 1970, Joint Operating Arrangements (JOAs) could be maintained or created with immunity from most antitrust laws if done so pursuant to the U.S. Newspaper Preservation Act, which permits two newspapers to combine all non-editorial business activities to achieve economies and hence help preserve the editorial and reportorial independence of each newspaper. For each JOA, the partners directly operate and control all editorial functions, while advertising and circulation sales, production and other business office activities are performed jointly. Thus, the parties to a JOA effectively share certain revenue and expense items while preserving the separate newspapers.

For the period covered by the Staff's review, the Company participated in two JOAs that are structured as partnerships, Detroit and Tucson. The Detroit JOA was formed with a newspaper previously owned by the Company. The Tucson JOA predated the Company's acquisition in 1976 of a participating newspaper.

For Tucson, the Company's one remaining 50% owned JOA, the Company's participating newspaper is the Tucson Citizen, which is a wholly owned subsidiary. The Tucson Citizen is staffed by Company employees who produce and provide all editorial content to the JOA for publishing on the Company's behalf. The Company views the Tucson Citizen just as it does any of its other newspaper properties. Its operations are managed and its results reported both internally and externally within its newspaper segment. In addition, the Company covers Tucson Citizen and JOA employees under its principal benefit plans, routinely rotates key operations personnel in and out of Tucson from its other newspaper properties and supplies the JOA with newsprint that it purchases directly from suppliers.

Effective with the implementation of EITF 00-1, the reporting of the Company's 50% equity interest in its Newspaper Joint Operating Arrangements in Tucson and Detroit was modified from a pro-rata line by line consolidation of the JOA income statements to the required one line presentation of equity income. At the time of this change in accounting, the Company believed, as it does now, that this equity income is more appropriately presented as an element of "All other" operating revenues because it is part of its total operations, in essentially the same way as its other newspapers.

For the Detroit partnership, the legal form of and ownership interests in the JOA were modified in August of 2005, at which time the Company became the general partner with a majority interest in the operation. Since that time, the Detroit JOA results have been consolidated along with a charge for the limited partner's minority interest.

Newspaper Partnerships (excluding Joint Operating Arrangements and Newsprint Production Partnership)

There are two such partnerships that are subject to the Staff's comment.

The California Newspaper Partnership (CNP) was formed in 1999 at which time each partner contributed one or more newspapers to the partnership. The Company newspapers contributed to the CNP were in San Bernardino and Marin County, California, originally purchased in 1969 and 1980, respectively. The Company has always been a minority interest partner in CNP, and has always reported its equity income in the "All other" operating revenue line.

The Texas-New Mexico Newspapers Partnership (TNP) was formed in 2003 at which time each partner contributed one or more newspapers to the partnership. The Company newspapers contributed to the TNP were in El Paso, Texas and Chambersburg, Pa, originally purchased in 1972 and 1971, respectively. At formation, the Company was the majority partner and therefore it consolidated partnership results and reflected a minority interest charge. At the end of 2005, however, the partnership was expanded with newspaper property contributions from both partners and the Company then became the minority partner. From that date, the Company has reported its equity income from the partnership in "All other" operating revenue.

An analysis of the financial statement impact of the Company's reporting approach to the above mentioned newspaper partnerships follows.

    Analysis of Financial Statement Impact
    --------------------------------------
                   (000's)
       -------

             As Reported Revenues
            --------------------
         2004      2005      2006  YTD Q3 2007
         ----      ----      ----   -----------

 Net operating revenue:
   Newspaper advertising  $ 4,835,335    $ 5,161,208    $ 5,370,453    $ 3,690,926
   Newspaper circulation    1,218,486     1,264,031     1,306,549       939,184
   Broadcasting               821,543       736,452       854,821       577,265
   All other                408,298       437,248       501,531       375,600
     ------------------------------------------------------------
 Total operating revenue  $ 7,283,662    $ 7,598,939    $ 8,033,354    $ 5,582,975
     ============================================================
 Newspaper segment revenue  $ 6,462,119    $ 6,862,487    $ 7,178,533    $ 5,005,710
     ============================================================
 Operating income   $ 2,112,476    $ 2,048,071    $ 1,998,237    $ 1,278,239
     ============================================================

 "All other" revenue and "Newspaper segment
 revenue" above include equity income from:
   Texas-New Mexico Newspapers
   Partnership                       -                -  $    19,558    $    13,624
   California Newspapers
   Partnership           $    11,283    $    11,870         14,298        12,285
   Tucson Joint Operating Arrangement      15,998        16,108        18,762        11,920
   Detroit Joint Operating Arrangement      24,069         2,848           -            -
     ------------------------------------------------------------
      $    51,350    $    30,826    $    52,618    $    37,829
     ============================================================

 Equity income as a percentage of:

   Total operating revenue        0.71%            0.41%        0.65%        0.68%

   Newspaper segment revenue               0.79%        0.45%        0.73%        0.76%

   Operating income                2.43%        1.51%        2.63%        2.96%

The "All other" operating revenue line is the least significant in the operating revenue section and includes revenue from commercial printing, and other small non-newspaper operations that are managed within the newspaper segment. As indicated, equity income as a percentage of total operating revenues and total newspaper segment revenues is less than 0.8% for all periods presented. Equity income as a percentage of operating income is less than 3% for all periods presented above. As these percentages indicate, equity income amounts are not material within the context of their impact on reported revenues, operating income, or trends therein.

Analysis

The Company has in past years carefully considered its reporting of these partnerships within the context of Rule 5-03(13) of Regulation S-X. The Company however has concluded that the current method of reporting is more meaningful to our financial statement users than separate aggregation of equity income elsewhere on the Statement of Income. The Company reached this conclusion because the nature of the businesses underlying these investments is identical to its core newspaper segment operations. These businesses have similar economic characteristics, similar products, production methods, types of customers and distribution methods. Further, the investments are integral to our newspaper segment strategy of owning newspaper publishing interests in diverse geographical regions of the country, and through partnerships/clustering, achieving critical operational efficiencies in these businesses.

Management and oversight of the CNP and TNP interests is integrated within the U.S. newspaper segment organizational structure and each of these partnership interests form a critical part of the Company's Pacific newspaper group, within which their results are reported for internal management purposes.

For Tucson, the company's Pacific group personnel are directly involved in day to day management and oversight. Key management personnel in Tucson are usually sourced from other Company newspaper operations. Tucson JOA and Tucson Citizen employees participate in Company sponsored benefit plans and newsprint purchasing contracts are also handled by the Company. For CNP and TNP, the president of the U.S. newspaper division and the president of the Pacific newspaper group exercise oversight through regular board level participation.

Newsprint Production Partnership Investee

With respect to the Staff's mention of "newsprint production partnerships", the Company has only one such equity interest.

In connection with the Company's acquisition of Central Newspapers in 2000, it acquired a 13.5% minority interest in Ponderay Newsprint Company, a U.S. newsprint supplier from which the Company purchases newsprint. The Company has reflected its equity income from this partnership as an element of Newspaper segment costs/cost of sales which reduces its reported newsprint expense. This treatment reflects the purpose of holding this investment, that is achieving better newsprint pricing and ensuring a supply source. The amounts of equity income for the years 2004-2006 range from $700,000 to $1,600,000, representing less than 0.04% of the Company's total cost of sales.

X X X

Based on the facts presented above, we believe that the presentation of equity income results in "All other" operating revenues and "Cost of sales" is preferable and appropriate in the circumstances. Further, such amounts are not material to the affected Statement of Income line items. As you know, we have disclosed our treatment of these partnership equity income amounts in MD&A and in the notes to the financial statements. We would propose to make this disclosure more prominent in future filings.

We hope the staff finds the above information responsive to its comment.

In connection with this response, the Company acknowledges that:

  We are responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further comments or questions concerning the above response, please contact me at 703-854-6918.

Sincerely,

/s/ Gracia Martore

Gracia Martore
Executive Vice President & Chief Financial Officer
Gannett Co., Inc.